UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex (Americas)
Holly Hokrein
Tel. +1-781-280-7331
Fax. +1-781-275-3430
Email: holly_hokrein@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Launches Packaging Prepress Solutions in Asia

Vancouver, CANADA (October 9, 2001) - CreoScitex Asia Pacific Ltd., a subsidiary of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), is pleased to announce the first installation in Asia of a CreoScitex Trendsetter® VLF platesetter for the packaging industry. Shenzhen Wanda Color Printing & Packaging Co. Ltd. of Shenzhen, Peoples Republic of China, produces printing for major companies in China including Qing Dao Beer, Nestle Coffee, and Legend, the largest computer manufacturer in the country. Founded in 1993, Shenzhen Wanda is a well-established company with a 40,000-sqm facility and more than 800 employees.

"The CreoScitex Trendsetter VLF platesetter is an excellent product that will help our company grow," said Mr. Lin Bing Shi, Director and General Manager, Shenzhen Wanda Color Printing & Packaging Co. "Our investment in CreoScitex technology is justified as the system delivers the speed, quality and consistency we need."

"The Trendsetter VLF platesetter delivers plates with unmatched accuracy and repeatability. It has pioneered large format computer-to-plate and was the first to deliver such quality for large plates," says Alan Noon, Product Marketing Manager, CreoScitex Asia Pacific Ltd. "Shenzhen Wanda company is dedicated to selecting the finest packaging prepress solutions as packaging is a very competitive market in China. They are required to create the finest packaging material for their clients."

The Trendsetter VLF platesetter is the world's most widely used very large format-imaging device and with more than 500 installations worldwide, is rapidly becoming the standard in the graphic arts industry. Award-winning SQUAREspot™ thermal imaging heads ensure precise, consistent imaging and lower costs by cutting make-ready time and waste. The Trendsetter VLF platesetter allows printers to increase productivity by allowing operators to load plate cassettes while the system is operating. This modular solution allows customers to install only the features they need and to upgrade when their needs change.

In addition to the Trendsetter VLF 4557F platesetter, Shenzhen Wanda company also purchased the latest version of the industry-leading CreoScitex Brisque™ 4.0 workflow, and an EverSmart™ Pro II scanner.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

Contacts:

CreoScitex (Americas)
Holly Hokrein
Tel: +1-781-280-7331
Fax: +1-781-275-3430
Email: holly_hokrein@creoscitex.com

CreoScitex (Headquarters)
Rochelle van Halm
Tel: +1-604-451-2700
Fax: +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: October 10, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary